SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2003

Irsa Inversiones y Representaciones Sociedad Anónima

(Exact name of Registrant as specified in its charter)

Irsa Investments and Representations Inc.

(Translation of registrant´s name into English)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Bolívar 108

(C1066AAB)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F  ☒        Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No  ☒

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA

(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the press release related to the fiscal year ended on June 30, 2003.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA

By:	/s/ SAÚL ZANG
Name:	Saúl Zang
Title:	Second Vice Chairman of the Board of Directors

Dated: September 11, 2003

3

Exhibit 99

IRSA Inversiones y Representaciones Sociedad Anónima

Press Release – FY 2003

IRSA and APSA cordially invite you to participate in their

Fiscal Year 2003 Results Conference Call

Friday, September 12, 2003 at 3:00 pm,

Eastern Standard Time

The call will be hosted by:

Alejandro Elsztain, Director

Gustavo Mariani, Finance Manager

If you would like to participate, please call:

1-877-825-5811 if you are in the US or

+(1 973) 582-2767 for international calls

Preferably 10 minutes before the call is due to begin.

The conference will be in English.

PLAYBACK

Monday, September 15, 2003

Please call: 1-877-519-4471 (US)

+(1 973) 341-3080 (International)

With the PIN # 4167981

FOR IMMEDIATE RELEASE

For further information

Marcelo Mindlin – Vice-President & CFO

Alejandro Elsztain – Director

Gustavo Mariani – Finance Manager

+ (54 11) 4323 7513

gm@irsa.com.ar

www.irsa.com.ar

IRSA Inversiones y Representaciones Sociedad Anónima announces its fiscal year 2003 results, ended on June 30, 2003.

HIGHLIGHTS

Net income for fiscal year 2003 increased to Ps. 286.4 million compared to a loss of Ps. 539.1 million for fiscal year 2002. Both results were greatly affected by exchange rate fluctuations.

Operating income totaled Ps. 9.7 million compared to a loss of Ps. 36.6 million in the previous year.

In the Shopping Center segment, we obtained a notable increase in occupancy – 96% – achieving pre-crisis levels. Over the year, our tenants increased sales 42% in nominal terms and 8% in real terms.

After three years of postponing new developments because of the recession, we are considering starting construction on two buildings to take advantage of low construction costs and strong demand in the top economic sector.

We plan to begin developing the first Shopping Center in the city of Rosario through our subsidiary Alto Palermo S.A.

We have prepaid US$ 16 million of our debt due in 2009, obtaining a 32% discount.

Buenos Aires, September 11, 2003—IRSA Inversiones y Representaciones Sociedad Anónima (NYSE: IRS) (BCBA: IRSA), the leading real estate company in Argentina, announces its fiscal year 2003 results, ended on June 30, 2003.

Comment on the fiscal year operations

Undoubtedly, fiscal year 2003 will be remembered as one of great significance, in historical perspective, that marked a great transformation in the company.

Thanks to the efforts of our shareholders, our management and employees, we demonstrated that we were up to the challenge of turning the deepest crisis in Argentine history into an opportunity to restructure our business and to change.

The Argentine Peso devaluation of January 2002 defined the collapse of the Argentine economy. While many companies defaulted on their debts, IRSA was able to negotiate with its creditors the refinancing of its total debt to more suitable terms and rates.

Our debt with financial institutions was reduced to US$ 88.4 million which was structured with a syndicated US$ 51.0 million loan maturing in 2009, with the issuance of a US$ 37.4 million bond also maturing in 2009.

Furthermore, we were one of the first companies to return to international capital markets with the successful placement and issucance of US$ 100 million in Convertible Notes. These events favorably contributed to the consolidation of our financial position and allowed us to maintain liquidity and to reduce our cost of financing by extending the terms of our debt maturity with a two-year grace period until the first capital payment.

For the fiscal year ended, net income totaled Ps. 286 million, partially offsetting the loss of Ps. 539.1 million in the previous year. As in fiscal year 2002, the results of the current year are mainly due to the Peso’s fluctuation, which had a 26% appreciation for the period, generating an exchange rate income exposure of Ps. 188.7 million. This is included in the income statement under the item “Financial Results Generated by Assets and Liabilities”. Additionally, we must emphasize that the operating profit totaled Ps. 9.7 million, compared to a loss of Ps. 36.6 million in fiscal year 2002.

The solid liquidity position that we built helped us to continue with our strategy of reducing financial costs. On July 23, 2003, after bidding for the repurchase of our debt, we redeemed to HSBC Bank Argentina S.A. a total of US$ 16 million of the US$ 51 million syndicated loan maturing in 2009. The transaction value amounted to US$ 10.9 million, representing 68% of the face value of the debt and providing a discount of US$ 5.1 million.

Our company is positioned to lead in its business segments the vital and essential growing process of the Argentine economy. As such, we have to emphasize that its assets, including its controlling participation in the leading Shopping Center operator of the country, Alto Palermo S.A.; its extraordinary stock of land reserves available for the future development of different projects; the portfolio of office buildings with unique locations, that slowly start to regain its occupation levels after maintaining a floor of 60% during the crisis and its portfolio of first-class hotels, shape an unquestionable value reserve for our present and future shareholders.

Our solid long term financial structure and the complete confidence expressed by the shareholders by subscribing the US$100 million Convertible Notes issued at the end of last year, allow us to take advantage of future business opportunities that arise. To these attributes, we have to add our wide experience as real estate developers that will allow us to lead one more time this important segment of the national economy.

With this stabilization and growth horizon, the coming fiscal year will find us committed to launching of new offers, endorsing our optimistic vision of the economic future of the country.

Analysis of Results

Net income for fiscal year 2003 recorded a gain of Ps. 286.4 million or Ps. 1.36 per share (Ps. 13.65 per GDS) compared with a loss of Ps. 539.1 million, or Ps. 2.60 per share (Ps. 25.99 per GDS) for fiscal year 2002.

Consolidated net sales for fiscal year 2003 totaled Ps. 212.9 million, compared with Ps. 137.6 million recorded in the same period last year.

The breakdown regarding net sales among the Company’s various business segments is as follows: Sales and Developments: Ps. 47.2 million, Offices and Other Rental Properties: Ps. 17.8 million, Shopping Centers: Ps. 113.8 million and Hotels: Ps. 34.2 million. Operating income for the period increased to a total of Ps. 9.7 million.

EBITDA for the twelve-month period ended June 30, 2003 amounted to Ps. 93.0 million, an increase of 48% as compared to the twelve-month period ended June 30, 2002.

The financial statements ended June 30, 2003 recognize the effects of inflation up to February 28, 2003the date in which the inflation adjustment method of financial statements was discontinued by regulation of the Comisión Nacional de Valores. Figures for the period ended June 30, 2002 have been restated as of the closing date, adjusted by a coefficient of 1.1237 according to the wholesale price index between July, 2002 and February, 2003.

Due to the subscription of the notes convertible into ordinary shares of Alto Palermo S.A. (APSA), as from the first quarter of fiscal year 2003, our Company has ceased using the proportional consolidating method for the creation of the income statements since this method no longer adequately reflects the results of our operations. We have adopted a method that consolidates our businessoperations under the guidelines established by the Resolución Técnica No. 4 (“RT4”) of the F.A.C.P.C.E Under this consolidation method, subsidiaries in which the Company owns more than 50%, are 100% consolidated and those in which we own less than 50% are not consolidated and its results are reflected in our income statement as “Net income in affiliated companies”. The primary result of this method on our financial statements is the consolidation of 100% of the revenues from our subsidiaries, Alto Palermo S.A., Palermo Invest S.A. and Hoteles Argentinos S.A. and the non-consolidation of the revenues from Hotel Llao Llao S.A.

The Consejo Profesional de Ciencias Económicas de Buenos Aires approved a series of technical resolutions which together with their amendments will be in force for fiscal years commenced on July 1, 2002. The Comisión Nacional de Valores, through Resolution 434/02, has adopted the aforementioned technical resolutions with some exceptions and amendments, which have been already applied in this quarter. The major amendments introduced by the new technical resolutions that imply significant adjustments on the Company’s financial statements are related to the accounting treatment of the income tax under the deferred tax method, contracts with derivative instruments, and the valuation of credits and debts without explicit interest rate, at their present values.

Fiscal year 2003 highlights, including significant operations occurred after the end of the period.

I. Offices and Other Rental Properties

During the twelve-month period ended June 30, 2003, revenues from the Company’s rental portfolio reached Ps. 17.8 million, compared to Ps. 44.5 million in the same period for fiscal year 2002.

The average occupancy has remained at 60%, reaching the same level as in fiscal year 2002, but slightly higher than the figures of the past two quarters. It is important to mention that according to Cushman & Wakefield Semco report dated June 20003, the occupancy level of our properties is above the market average.

After the severe economic crisis, several companies were forced to reduce costs moving their offices to the suburbs, and therefore severely impacting this business segment. Nevertheless, in the last two months we started to feel the recovery, it is apparent that as long as those corporations whose businesses are orientated towards exports and that have been benefited by a higher exchange rate, will return to occupy the available meters of office, in search of more security and take advantage of lower prices.

The chart below presents information on the Company’s offices and other rental properties as of June 30, 2003.

Offices and Other Rental Properties

(In thousands of Argentine Pesos expressed in constant currency as of 02/28/03)

	Date of acquisition	Leasable Area (m2) (1)	Occupancy Rate(2)	Monthly Rental income Ps./000 (3)	Total rental income for the period ended June 30, Ps. 000 (4)			Book Value Ps. 000 Ps./ 000 (5)
					2003	2002	2001
Oficinas
Inter-Continental Plaza (6)	18/11/97	22,535	73%	415	5,648	—	12,749	15,919
Libertador 498	20/12/95	10,533	53%	180	180	2,359	5,212	7,046
Maipú 1300	28/09/95	10,325	70%	150	2,100	5,057	6,494	40,771
Laminar Plaza	25/03/99	6,521	90%	189	189	2,902	4,973	5,647
Madero 1020	21/12/95	2,503	100%	75	876	2,119	4,064	6,433
Reconquista 823/41	12/11/93	6,100	0%	—	—	2,326	3,386	17,075
Suipacha 652/64	22/11/91	11,453	45%	52	576	1,460	2,987	9,945
Edificios Costeros	20/03/97	6,389	63%	62	403	1,520	2,286	17,937
Costeros Dique IV	29/08/01	5,437	48%	49	695	1,924	—	17,566
Otros (7)		3,556	45%	46	602	1,499	1,857	8,772

Subtotal		85,352	60%	1,218	16,161	38,839	49,686	245,692
Other Rental Properties
Commercial Properties (8)		4,076	98%	12	191	2,354	4,828	1,888
Other Properties (9)		33,329	100%	42	742	2,005	3,146	4,070

Subtotal		37,405	100%	54	933	4,359	7,974	5,958
Related Expenses
Management Fees					676	1,274	1,451

TOTAL OFFICES AND OTHER (10)		122,757	72%	1,272	17,770	44,472	59,111	251,650

Notes:

(1) Total leasable area for each property. Excludes common areas and parking.

(2) Calculated dividing occupied square meters by leasable area.

(3)	Agreements in force as of 03/31/03 were calculated.
(4)	Total consolidated leases, according to the RT4 method, restated as of 02/28/03. Excludes gross income tax
(5)	Cost of acquisition, plus improvements, less accumulated depreciation, plus adjustment for inflation as of 02/28/03.
(6)	Through Inversora Bolívar S.A.
(7)	Includes the following properties: Madero 942, Av. de Mayo 595/99, Av. Libertador 602 y Sarmiento 517 (through our Company).

Cumulative revenues for fiscal years 2002 and 2001 additionally include revenues from Puerto Madero Dock 5 (fully sold). The revenues of fiscal year 2001 also include the revenues from Avenida de Mayo 701 and Puerto Madero Dock 6 (fully sold).

(8)	Includes the following properties: Constitución 1111 and Alsina 934/44 (through our Company). Cumulative revenues also include: In fiscal years 2002 and 2001, the revenues from Santa Fe 1588 and Rivadavia 2243 (fully sold). In fiscal year 2001 the revenues from Sarmiento 580 and Montevideo 1975 (fully sold).
(9)	Includes the following properties: the Santa Maria del Plata facilities (former Ciudad Deportiva de Boca Juniors, through the Company – only rents are included since book value is reflected on the Developments table) – Thames, units in Alto Palermo Park (through Inversora Bolívar S.A). Cumulative revenues include: In fiscal years 2001, the revenues from Serrano 250 (fully sold).
(10)	Corresponds to the “Offices and Other Rental Properties” business unit mentioned in Note 4 to the Consolidated Financial Statements. Excludes gross income tax deduction.

II. Shopping Centers – Alto Palermo S.A (“APSA”)

As of June 30, 2003, our share in Alto Palermo S.A. (APSA), the leading Shopping Center company in Argentina, was 54,8%.

APSA started Fiscal Year 2003 with the successful issue of the convertible notes (CN) of US$ 50.0 million which allowed a significant reduction in its financing costs (without considering the effects of inflation), from Ps. 74.8 million in fiscal year 2002 to Ps. 36.1 million in fiscal year 2003.

After the financial structure had been realigned, APSA focused in the core of the commercial side of the business. APSA adapted new offerings to a new target market, and developed new commercial strategies in its Shopping Centers. In this context, different ideas were put into practice with great success to absorb the growing number of tourists visiting the country into its Shopping Centers.

This re-conversion developed a growing demand of potential tenants that allowed us to select clients of better quality and an appropriate tenant mix in each Shopping Center. The tenants also invested an important amount of money in the development of new commercial proposals, improving the supply in each Shopping Center. Additionally, in the present fiscal year APSA assisted its tenants through consulting and training, with conferences and seminars since more services produce in the long term their greater commitment to the company.

This is how, by June 30, 2003, APSA presents an average occupation rate of 95.7% of the gross leaseable area of its Shopping Centers, even exceeding pre-crisis occupation rates. In the same area, sales of its tenants for the period increased 41.9% in nominal terms, reaching Ps. 854.2 million, or an increase of 8.2% in real terms.

This excellent performance allowed APSA to further broaden the efficiency gap against its competitors in the market. Its tenants sold during the twelve months ended on June 30, 2003 an average of Ps. 6.485 per Sqm, 87.3% more than competitors.

APSA continued with the reduction of the level of bad debt in Shopping Centers, from Ps. 12.2 million and Ps35.2 million for fiscal years 2001 and 2002 respectively to Ps. 2.4 million in fiscal year 2003.

Net income for fiscal year 2003 grew to Ps. 77.4 million, as compared to the Ps. 11.4 million loss for fiscal year 2002.

The operating income for the twelve-month period ending on June 30, 2003 totaled Ps. 6.8 million, compared to the Ps. 12.3 million gain obtained during fiscal year 2002. The decrease in the result was mainly due to higher depreciation charges. This increase in depreciations is explained by the fact that the value of APSA’s Shopping Centers has remained constant in real terms, generating higher charges under that concept.

The chart below presents information on APSA’s Shopping Centers as of June 30, 2003.

Shopping Centers

(In thousands of Argentine Pesos expressed in constant currency as of 02/28/03)

	Date of Acquisition	Gross Leasable Area m2 (1)	Percentage leased (2)	Total rental income for the twelve- month period ended June 30, Ps./000 (3)			Book value Area m2 (4)
				2003	2002	2001

Shopping Centers (5)
Alto Palermo	23/12/97	18,278	94%	26,150	38,499	53,259	247,477
Abasto	17/07/94	40,562	99%	20,531	34,601	48,450	221,314
Alto Avellaneda	23/12/97	26,701	99%	10,038	23,871	34,899	105,133
Paseo Alcorta	06/06/97	14,870	92%	12,216	18,528	26,114	72,690
Patio Bullrich	01/10/98	11,623	92%	10,610	14,339	17,399	127,803
Alto NOA	29/03/95	18,876	90%	2,087	4,450	5,448	23,810
Buenos Aires Design	18/11/97	14,343	94%	3,656	7,333	10,572	25,840
Fibesa and others (6)				3,861	5,184	8,744
Revenues Tarjeta Shopping				24,607	45,158	46,132

TOTAL SHOPPING CENTERS (7)		145,253	96%	113,756	191,963	251,017	824,067

Notes:

(1)	Total leasable area in each property. Excludes common areas and parking spaces.
(2)	Calculated dividing occupied square meters by leaseable area.
(3)	Total consolidated rents, according to RT4 method, reexpressed as of 02/28/03. Excludes gross income tax deduction.
(4)	Cost of acquisition plus improvements, less accumulated depreciation, plus adjustment for inflation as of 02/28/03.
(5)	Through Alto Palermo S.A.
(6)	Includes revenues from Fibesa S.A. and Alto Invest.
(7)	Corresponds to the “Shopping Centers” business unit mentioned in Note 4 to the Consolidated Financial Statements. Excludes gross income tax deduction

III. Sales and Developments

Revenues for this segment were Ps. 47.2 million during the twelve-month period ended June 30, 2003, compared to Ps. 54.4 million recorded during the same period for fiscal year 2002.

The lack of investment alternatives in financial assets due to their lower yield and to the uncertainty regarding the future evolution of the exchange rate, encouraged people to invest in safer assets such as real estate. These factors have favored our sales in this sector, allowing us to complete the sale of several projects and to plan the launch of new developments.

We believe this is the right moment to take advantage of the gap that has grown between the drop in construction prices and sales prices of apartments directed at the ABC1 socioeconomic sector. Due to the present lack of credit for the purpose of purchasing real estate properties, our next projects are directed at the high income segment.

The better outlook we began to perceive regarding the development of futures projects, added to our important fine located stock of land will allow us to evaluate and launch new projects in the coming months.

Sales

Madero 1020 – On August 22, 2003 the deed for the sale of three floors of the office building located at Madero 1020 was signed. A total of 2.018 sqm were sold for US$ 1,650,000, an average of US$ 818 per sqm.

Abril, Hudson, Province of Buenos Aires – During the quarter ended June 30, 2003, 3 lots in Abril, Country Club were sold. We are already marketing all the projected neighborhoods, and 91% of the lots are sold. There are 73 houses under construction and 566 finished houses.

Alto Palermo Park and Plaza – During the three-month period ended June 30, 2003 we sold 3 units of Alto Palermo Park for a total of US$ 553,500. Therefore, we have successfully sold Alto Palermo Park, because there is only one apartment remaining which is currently being rented. During the quarter ended June 30, 2003 we completed the sale of Alto Palermo Plaza.

Piscis Hotel and Valle de Las Leñas – On March 19, 2003, we sold the Piscis Hotel and our stake in the Valle de Las Leñas S.A. for US$ 9.7 million.

Developments

Cruceros, Dique 2 – It is a unique project in the area of Puerto Madero. The residential building of 6,400 Sqm will be constructed next to the “Edificios Costeros” office building. It is directed at the high-income sector and all of its common areas have a river view. There will be approximately 50 apartment units with two swimming pools, a gymnasium and other facilities.

Purchase of San Martín de Tours plot– In March 2003, we signed a contract for the purchase of a plot in San Martín de Tours street, in Barrio Parque, the most exclusive residential neighborhood in the city of Buenos Aires. With the signature of the deed contract, US$ 80,000 were paid in advance, and US$ 230,000 were paid at the moment of the deed of title in June 2003. At that time, a mortgage guarantee was made in favor of Providence for US$ 750,000 as a guarantee for the 25% of the units that IRSA will have to deliver upon completion of the building. IRSA plans to build a high quality “house stile” housing complex, a differentiated product from existing alternatives. It will be financed with working capital and will be oriented to the high-income sector.

The following chart illustrates IRSA’s development properties as of June 30, 2003.

Development Properties

(In thousands of Argentine Pesos expressed in constant currency as of 02/28/03)

	Date of acquisition	Estimated cost/ real cost (Ps. 000) (1)	Area destined for sales (m2) (2)	Total units or lotes (3)	Percentage Constructed	Percentage sold (4)	Accumulated sales (Ps. 000) (5)	Accumulated sales as of June 30, (6) (Ps. 000)			Book value (Ps. 000) (7)
								03 (Ps. 000)	02 (Ps. 000)	01 (Ps. 000)

Residential Apartment
Torres Jardín	18/7/96	56,579	32,244	490	100%	98%	70,028	161	2,064	5,259	245
Torres de Abasto (8)	17/7/94	74,810	35,630	545	100%	99%	109,245	462	—	—	555
Palacio Alcorta	20/5/93	75,811	25,555	191	100%	100%	76,582	—	607	—	—
Concepción Arenal	20/12/96	15,069	6,913	70	100%	99%	11,617	100	363	3,754	42
Alto Palermo Park (9)	18/11/97	35,956	10,488	73	100%	100%	47,467	5,305	14,713	(1,790)	—
Others (10)		50,196	23,900	184	N/A	99%	56,976	3,989	2,756	2,843	306

Subtotal		308,421	134,730	1,553	N/A	N/A	371,915	10,017	20,503	10,066	1,148
Residential Communities
Abril/Baldovinos (11)	3/1/95	130,955	1,408,905	1273	100%	92%	202,185	14,161	15,086	40,769	11,219
Villa Celina I, II y III	26/5/92	4,742	75,970	219	100%	99%	13,952	28	(52)	7	43
Villa Celina IV y V	17/12/97	2,450	58,480	181	100%	99%	9,482	—	136	2,902	10

Subtotal		138,147	1,543,355	1673	N/A	N/A	225,619	14,189	15,170	43,678	11,272
Land Reserve
Dique 3 (12)	9/9/99		10,474		0%	0%	—	—	—	—	25,973
Puerto Retiro (9)	18/5/97		82,051		0%	0%	—	—	—	—	46,257
Caballito	3/11/97		20,968		0%	0%	—	—	—	—	13,616
Santa María del Plata	10/7/97		715,952		0%	0%	—	—	—	—	124,594
Pereiraola (11)	16/12/96		1,299,630		0%	0%	—	—	—	—	21,875
Monserrat (9)	18/11/97		3,400		0%	100%	5,518	—	—	1,803	—
Dique 4 (ex Soc del Dique)	2/12/97		4,653		0%	50%	12,310	—	—	12,310	6,160
Others (13)			4,439,447		0%	—	—	—	—	—	131,306

Subtotal			6,576,575		N/A	N/A	17,828	—	—	14,113	369,781
Other
Hotel Piscis	30/09/02	5,231	—	1	100%	100%	9,912	9,912	—	—	—
Sarmiento 580	12/1/94	11,691	2,635	14	100%	100%	10,837	—	—	10,837	—
Santa Fe 1588	2/11/94	8,341	2,713	20	100%	100%	8,166	—	8,166	—	—
Rivadavia 2243/65	2/5/94	8,166	2,070	4	100%	100%	3,660	—	3,660	—	—
Libertador 498	20/12/95	7,452	2,191	3	100%	100%	5,931	2,313	3,618	—	—
Constitución 1159	16/6/94	2,314	2,430	1	100%	100%	1,988	1,988	—	—	—
Madero 1020	21/12/95	9,896	3,340	5	100%	100%	8,154	5,626	—	2,528	1,373
Madero 940	31/8/94	2,867	772	1	100%	100%	1,649	1,649	—	—	—
Other Properties (14)		82,866	45,556	264	N/A	88%	102,446	922	2,226	6,277	8,991

Subtotal		138,824	61,707	313	N/A	N/A	152,743	22,410	17,670	19,642	10,364
Subtotal		585,392	8,316,367	3,539	N/A	N/A	768,105	46,616	53,343	87,499	392,565
Management Fees								625	1,033	3,295	—

TOTAL (15)		585,392	8,316,367	3,539	N/A	N/A	768,105	47,241	54,376	90,794	392,565

Notes:

(1)	Cost of acquisition plus total investment made and/or planned if the project has not been completed, adjusted for inflation as of 02/28/03.
(2)	Total area devoted to sales upon completion of the development or acquisition and before the sale of any of the units (including parking and storage spaces, but excluding common areas). In the case of Land Reserves the land area was considered.
(3)	Represents the total units or plots upon completion of the development or acquisition (excluding parking and storage spaces).
(4)	The percentage sold is calculated dividing the square meters sold by the total saleable square meters.
(5)	Includes only cumulative sales consolidated by the RT4 method, adjusted for inflation as of 02/28/03.
(6)	Corresponds to the Company’s sales consolidated by the RT4 method, adjusted for inflation as of 02/28/03. Excludes gross income tax deduction.
(7)	Cost of acquisition plus improvement plus activated interest, adjusted for inflation as of 2/28/03.(8) Through APSA S.A.
(9)	Through Inversora Bolívar S.A. (“IBSA”).
(10)	Includes the following properties: Dorrego 1916 (fully sold through our Company), República de la India 2785, Fco. Lacroze 1732, Pampa 2966 and J.M. Moreno (fully sold), Arcos 2343, Yerbal 855 through Baldovinos and Alto Palermo Plaza (fully sold) through IBSA.
(11)	Directly through our Company and indirectly through Inversora Bolívar S.A.
(12)	Through Bs As Trade & Finance S.A.
(13)	Includes the following land reserves : Torre Jardín IV, Constitución 1159, Padilla 902, and Terreno Pilar (through our Company), and Pontevedra, Mariano Acosta, Merlo, Intercontinental Plaza II, Benavidez plots (through Inversora Bolívar S.A.) and Alcorta plots, Neuquén, Rosario, Caballito and the Coto project (through APSA S.A.).
(14)	Includes the following properties: Sarmiento 517 (through our Company), Puerto Madero Dock 13, Puerto Madero Dock 5, Puerto Madero Dock 6, Av. De Mayo 701, Rivadavia 2768, Serrano 250; Montevideo 1975 (Rosario) (fully sold through our Company).
(15)	Corresponds to the “Sales and Developments” business unit mentioned in Note 4 in the Consolidated Financial Statements. Excludes gross income tax deduction.

IV. Hoteles

This segment was affected most favorably by the devaluation of the Peso. At present, Argentina is one of the cheapest countries of the world, and this was revealed in the growing inflow of tourists. Given the favorable conditions, the Government is promoting the increase of foreign tourism in the country, encouraging this activity which is generating an important money flow to the country.

The accumulated average occupancy rates of our hotels have shown a substantial improvement in the present twelve-month period, increasing to 55%, as compared to the low 48% recorded last year. In the same way, average room rates rose 55%, recording this year an average rate per room of Ps. 270, as compared to Ps. 174 for the same period of the previous year. The Llao Llao hotel, with one of the highest room rates of Argentina, is consolidating itself as a first-class resort, unique in Argentina both for its services and location.

Total revenues from the hotel segment amounted to Ps. 34.2 million for the twelve-month period ended June 30, 2003, as compared to Ps. 38.8 million recorded during the same period of fiscal year 2002.

Despite the decrease in sales, the hotel segment showed a recovery in its operating results, from a loss of Ps. 11.3 million in the previous period to a gain of Ps. 0.9 million. This is the reduction of selling and administrative expenses, which helped to achieve a better synergy and cost savings. Consequently, all our hotels in particular the InterContinental hotel and the Llao Llao hotel, are showing a healthy cash flow.

The chart below shows information regarding our Company’s hotels estimated for the twelve-month period ended June 30, 2003.

Consolidated Hotels

(In thousands of Argentine Pesos expressed in constant currency as of 02/28/03)

Hotel	Date of acquisition	Number of rooms	Average occupancy % (1)	Avg. Price per room Ps. (2)	Accumulated sales as of June 30, (Ps. 000) (3)			Book value as of June 30, 2003 (Ps. 000)
					2003	2002	2001
Inter-Continental	11/97	312	54	235	22,297	23,558	36,894	57,177
Sheraton Libertador	3/98	200	52	204	11,529	15,237	22,592	39,890
Piscis (4)	9/02	—	—	—	334	—	—	—

Total		512	53	223	34,160	38,795	59,486	97,067

Non Consolidated Hotels

Hotel	Date of Acquisition	Number of rooms	Average occupancy % (1)	Avg. Price per room Ps. (2)	Accumulated sales as of June 30, (Ps. 000) (5)			Book value as of June 30, 2003 (6) (Ps. 000)
					2003	2002	2001
Llao Llao	6/97	158	64	424	23,000	18,398	18,998	13,387

Total (7)		670	55	270	57,160	57,193	78,484	110,454

Notes:

(1)	Accumulated average in the Fiscal Year.
(2)	Accumulated average in the Fiscal Year.
(3)	Corresponds to our total sales consolidated under the traditional method adjusted by inflation as of 02/28/03.
(4)	The Piscis Hotel was sold on March 19, 2003. See table “Sales and Developments”.
(5)	Although Llao Llao Hotel’s sales are no longer consolidated, we consider it is relevant to include them. It does not represent IRSA’s effective participation.
(6)	The book value represents the value of our investment.
(7)	It includes the total consolidated hotels plus Llao Llao, which is no longer consolidated.

V. Financial Transactions and Others

Impact of exchange rate fluctuations on the Company’s financial position – Our dollar-denominated liabilities have been positively affected by the 26% Peso appreciation during the fiscal year ended June 30, 2003, generating a positive result for our Company of Ps. 260.0 million. The exposure of our assets to this same macroeconomic indicator during the same period generated a loss of Ps. 71.4 million. The net result generated by the appreciation of the Peso was of Ps. 188.6 million and is registered under “Financial Results”. It considerably explains the gain for this period.

Mortgage guarantee substitution. On August 2003, we have substituted the guarantee over our US$ 37.4 million Secured Floating Rate Notes due November 2009. These Notes are guaranteed by a first priority mortgage equivalent to 50% of the debt which was initially constituted over a group of properties and which has substituted on August 2003 over the following properties: Puerto del Centro (Cossentini 340), Prourban (Avda. Del Libertador 450, 18º) and Laminar Plaza.

Redemption of US$ 16 million debt. On July 23, 2003 we redeemed to HSBC Bank Argentina US$ 16 million under the US$ 51 million syndicated loan, maturing in November 2009. The transaction value totaled US$ 10.9 million, representing a 68% of face value of the debt, providing a US$ 5.1 million discount. The redemption was made according to the procedure established in the syndicated loan contract.

Interest payment. On May 14 we made the first interest payment of US$ 4.0 million on the US$ 100 million Convertible Notes. In addition, we paid interest of US$ 0.5 million and US$ 0.3 million on the US$ 51 million Syndicated Loan and on the US$ 37.8 million Guaranteed Notes respectively.

Conversion of Notes. As of today, 115,322 units of Convertible Notes have been converted into ordinary shares. As a result, 211,598 common shares of Ps. 1.0 face value per share were issued. Hence, the amount of outstanding Convertible Notes decreased to U$S 99,884,678 while the resulting Company’s outstanding ordinary shares are 212,210,871.

This press release contains statements that constitute forward-looking statements, in that they include statements regarding the intent, belief or current expectations of our directors and officers with respect to our future operating performance. You should be aware that any such forward looking statements are no guarantees of future performance and may involve risks and uncertainties, and that actual results may differ materially and adversely from those set forth in this press release. We undertake no obligation to release publicly any revisions to such forward-looking statements after the release of this report to reflect later events or circumstances or to reflect the occurrence of unanticipated events.

If you wish to be included or removed from IRSA, Cresud or APSA’s mailing list, please send an e-mail with your information to pvilarino@irsa.com.ar.

IRSA

Consolidated financial highlights

For the fiscal year ended June 30, 2003 and 2002

(In thousands of Argentine Pesos expressed in constant currency as of 02/28/03)

	12 months FY 2003	12 months FY 2002
Income Statement
Corresponds to the consolidated income statement
Sales
Sales and Development	47,241	54,376
Offices and others	17,770	44,472
Shopping Centers	113,754	—
Hotels	34,170	38,792
Total sales	212,935	137,640
Operating cost	-142,950	-84,093
Gross Profit	69,985	53,547
Selling & Administrative Expenses	-67,308	-43,338
Loss on purchasers rescissions of sales contracts	9	0
Results from operations and holding of real estate assets	11,053	-46,840
Results from Tarshop trusts	-4,077	0
Operating Income	9,662	-36,631
Amortization of goodwill	-6,631	—
Financial results, net	325,899	-497,560
Net income in affiliated companies	-12,877	102
Other income (expenses), net	2,875	-4,857
Ordinary Net Income (Loss) before taxes	318,928	-538,946
Minority Interest	-33,889	4,931
Income tax	1,406	-5,099
Income (Loss)	286,445	-539,114
Extraordinary losses	—	—
Net (Loss)-Income	286,445	-539,114

Balance sheet
Cash and bank	87,182	27,903
Investments	139,105	41,348
Mortgages, notes and other receivables	47,741	56,804
Inventory	14,575	27,115
Total Current Assets	288,603	153,170
Mortgages and other receivables	126,703	107,209
Inventory	8,767	52,317
Investments	433,760	594,865
Fixed assets and intangible assets, net	1,200,760	385,143
Goodwill	-5,629	—
Non-Current Assets	1,764,361	1,139,534
Total Assets	2,052,964	1,292,704

Short-Term debt	87,434	634,597
Total Current Liabilities	172,458	681,029
Long-term debt	592,104	160
Total Non Current Liabilities	629,988	4,061
Total Liabilities	802,446	685,090
Minority interest	441,332	84,894
Shareholders’ Equity	809,186	522,720

Selected Ratios
Debt/Equity Ratio	99.2%	131.1%
Book value per GDS	38.17	25.20
Net Income per GDS	13.65	-25.99
Net Income per GDS diluted	5.70	-25.99
EBITDA (000) (period) (2)	93,006	62,801
EBITDA per GDS	4.43	3.03
EBITDA /Net Income	0.32	-0.12
Weighted Average of GDSs	20,984,072	20,741,199
Weighted Average of GDSs diluted	43,906,400	20,741,199

Note 1: The income statement is consolidated in a proportional basis whereas the EBITDA is prepared with information that has been consolidated by the RT4 method, which is the one defined in the Company’s covenants.

Note 2: The period’s EBITDA and the twelve months EBITDA have not been audited.

IRSA

Information by business Unit

For the fiscal year ended June 30, 2002 and 2003

(In thousands of Argentine Pesos denominated in constant currency as of 02/28/03)

	Sales and Developments	Offices and Others	Shopping Centers	Hotels	International	TOTAL
For the fiscal year ended June 30, 2003
Sales	47,241	17,770	113,754	34,170		212,935
Costs	-47,113	-9,093	-67,088	-19,656		-142,950
Gross profit	128	8,677	46,666	14,514	—	69,985
Administrative Expenses	-6,144	-4,438	-21,394	-9,749		-41,725
Selling Expenses	-4,023	-80	-17,594	-3,886		-25,583
Loss on purchasers rescissions of sales contracts	9	—	—	—		9
Results from Fideicomiso Tarshop	—	—	-4,077	—		-4,077
Results from operations and holding of real estate assets	12,944	-1,891	—	—		11,053
Operating Income	2,914	2,268	3,601	879	—	9,662

Depreciations and Amortization (b)	-3,637	-5,961	-52,641	-5,435		-67,674

For the fiscal year ended June 30, 2002
Sales	54,376	44,472	—	38,792		137,640
Costs	-43,460	-13,193	—	-27,440		-84,093
Gross profit	10,916	31,279	—	11,352	—	53,547
Administrative Expenses	-11,197	-6,060	-1,393	-12,146	-1,261	-32,057
Selling Expenses	-6,753	-590	—	-3,938	—	-11,281
Loss on purchasers rescissions of sales contracts						—
Results from operations and holding of real estate assets	-26,798	-49,285	—	-6,612	35,855	-46,840
Operating Income	-33,832	-24,656	-1,393	-11,344	34,594	-36,631

Depreciations and Amortization (b)	10,342	-9,444	—	-7,021	212	-5,911

Notes

(a)	Includes offices, retail stores and residential.
(b)	Included in the operative result.

Under the RT4 method, revenues from APSA for the period ended June 30, 2002 are not consolidated whereas for the period ended June 30, 2003 they are 100% concolidated.

IRSA

Consolidated Financial Highlights

Quarterly information

For the fiscal year ended June 30, 2002 and 2003

(In thousands of Argentine Pesos denominated in constant currency as of 02/28/03)

	I Quarter Sep 02	II Quarter Dec 02	III Quarter Mar 03	IV Quarter Jun 03	Fiscal Year 2003

Income Statement
Corresponds to the proportional consolidated income statement
Sales:
Sales and developments	14,206	7,417	22,500	3,117	47,241
Offices and other	5,507	4,144	4,419	3,700	17,770
Shopping Centers	23,175	29,947	27,489	33,143	113,754
Hotels	7,316	9,713	8,246	8,895	34,170
Total sales	50,205	51,221	62,654	48,855	212,935
Operating costs	-37,753	-35,616	-44,253	-25,327	-142,950

Gross income	12,451	15,605	18,401	23,528	69,985
Selling and administrative expenses	-15,899	-10,401	-11,781	-29,227	-67,308
Loss on purchasers rescissions of sales contracts	0	0	5	4	9
Results from Fideicomiso Tarshop	0	0	0	-4,077	-4,077
Results from operations and holding of real estate assets	-781	0	10,920	914	11,053
Operating income	-4,229	5,204	17,545	-8,858	9,662
Amortization of goodwill				-6,631	-6,631
Financial result, net	80,112	68,657	68,100	109,030	325,899
Net income in affiliated companies	347	-3,345	292	-10,171	-12,877
Other income (expenses)	9,518	1,327	-3,952	-4,018	2,875
Ordinary (Loss)-Income before taxes	85,748	71,843	81,985	79,352	318,928
Minority interest	-16,915	-10,066	-11,344	4,436	-33,889
Income tax	-1,642	-978	-1,003	5,029	1,406
Ordinary (Loss)-Income	67,191	60,798	69,639	88,817	286,445
Extraordinary loss
Net (Loss)-Income	67,191	60,798	69,639	88,817	286,445

Executive Office

Bolívar 108 1° Floor

+(54 11) 4323 7555

Fax +(54 11) 4323 7597

www.irsa.com.ar

C1066AAB—City of Buenos Aires—Argentina

Investor Relations

Marcelo Mindlin—Vice Chairman y CFO

Gustavo Mariani—Financial Manager

+(54 11) 4323 7513

gm@irsa.com.ar

Legal Advisors

Estudio Zang, Bergel & Viñes

+(54 11) 4322 0033

Florida 537 18º Floor

C1005AAK—City of Buenos Aires—Argentina

Register and Transfer Agent

Caja de Valores S.A.

+(54 11) 4317 8900

25 de Mayo 362

C1002ABH—City of Buenos Aires—Argentina

Independent Auditors

PricewaterhouseCoopers Argentina

+(54 11) 4319 4600

Av. Alicia Moreau de Justo 240 2º Floor

C1107AAF—City of Buenos Aires—Argentina

Depositary Agent of GDS´s

The Bank of New York

P.O. Box 11258

Church Street Station

New York—NY 10286 1258—Estados Unidos de Norteamérica

Tel (toll free) 1 888 BNY ADRS (269-2377)

Tel (international) 1 610 312 5315

shareowner-svcs@bankofny.com